Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED JUNE 13, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

MAY 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	May 2007	Year to Date	05/31/07	05/31/07

Series A	2.39%	-9.56%	$64,467,764	$1,356.77
Series B	3.41%	-14.25%	$28,968,690	$1,562.30

*	All performance is reported net of fees and expenses

Fund results for May 2007:

Global equities continued their advance in May with solid gains across all regions amid ongoing mergers and acquisitions activity. European markets surged, led by the German DAX (+5.8%), as strong factory orders and investor confidence provided support. U.S. equities moved to record highs as rising industrial production and durable goods orders combined with resilient consumer confidence to drive values higher. Despite the Chinese weakness, regional indices led by the Korea’s Kospi (+8.6%) maintained strength through month end. Relatively large gains resulted from long positions in this market sector.

World bond markets moved lower again in May as strong economic data foreshadowed the need for more interest rate hikes. The sell off in European bonds continued to a 35 month low as unemployment in Germany dropped to its lowest level in almost six years while investor confidence rose to an 11 month high. Inflation remained a concern as German CPI came within 0.1% of the ECB’s 2% ceiling. Analysts now expect that the ECB will raise rates twice more in 2007. In Japan, bonds moved moderately lower early in the month on soft machinery orders and GDP figures. However, values moved sharply lower by month end as the jobless rate fell to a 9-year low and consumer prices declined at a slower pace than expected. Short positions resulted in a gain for this market sector.

Short term interest rate futures continued to trend lower in May on the strength of world economic data. In the U.S., three month Eurodollar futures moved lower throughout the month as stronger than expected March factory orders and a surprising 16.2% month over month gain in new home sales combined to limit fears of a slowdown. Policy makers continued to cite inflation as their primary concern. In Europe, three month Euribor futures moved to new lows on excellent German employment, GDP, and investor confidence figures. In England, three month Sterling futures continued to move to new lows as the Bank of England raised rates another 25 basis points in a unanimous vote. Minutes indicated some consideration of a 50 basis point hike, which sent futures sharply lower. Relatively large gains resulted from short positions in this market sector.

Precious metals finished lower in May as world equity markets continued to attract investment dollars away from gold and silver. Gold futures finished 3.2% lower while silver finished fractionally lower as strong U.S. housing and industrial production figures combined with positive Federal Reserve comments on the U.S. economy to diminish the likelihood of a rate cut in 2007. The resulting U.S. Dollar strength and stock market rally, along with heavy European Central Bank sales of gold, offered resistance. This led our long positions to an overall loss for this sector.

London Coffee futures rose to their highest level of the year as Robusta stocks in London fell 44% year over year on poor Vietnamese production prospects. New York coffee bounced off early month lows in a counter trend reaction to post a 5.4% gain as wet weather in Brazil sparked crop damage fears. Meanwhile, London sugar added 10.1% on signs that exports from Brazil may decline amid rising domestic demand. News that Russian sugar imports are up 49% on the quarter supported values as well. Short positions resulted in a loss for this market sector.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and didn’t have any major influence on this month’s positive performance.

For the month of May 2007, Series A gained 2.39%, while Series B gained 3.41%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
MAY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended May 31, 2007)

STATEMENT OF INCOME

May 2007

Investment income, interest	$257,051

Expenses
Management fee	99,908
Organization and offering expenses	13,501
Operating expenses	8,101
Selling Commissions	216,018
Other expenses	334
Incentive fee	—
Brokerage commissions	82,591

Total expenses	420,453

Net investment gain (loss)	(163,402)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(3,109,330)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	4,779,887

Net gain (loss) on investments	1,670,557

Net increase (decrease) in net assets from operations	$1,507,155

STATEMENT OF CHANGES IN NET ASSET VALUE

May 2007

Net assets, beginning of period	$63,754,322

Net increase in net assets from operations	1,507,155
Capital share transactions
Issuance of shares	84,917
Redemption of shares	(878,629)

Net increase (decrease) in net assets from capital share transactions	(793,712)
Net increase (decrease) in net assets	713,443

Net assets, end of period	$64,467,765

NAV Per Unit, end of period	$1,356.77

QUADRIGA SUPERFUND, L.P. — SERIES B
MAY 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended May 31, 2007)

STATEMENT OF INCOME

May 2007

Investment income, interest	$110,829

Expenses
Management fee	44,894
Organization and offering expenses	6,066
Operating expenses	3,640
Selling Commissions	97,067
Other expenses	438
Incentive fee	—
Brokerage commissions	50,191

Total expenses	202,296

Net investment gain (loss)	(91,467)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(1,988,436)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	3,035,166

Net gain (loss) on investments	1,046,730

Net increase (decrease) in net assets from operations	$955,263

STATEMENT OF CHANGE IN NET ASSET VALUE

May 2007

Net assets, beginning of period	$28,217,412

Net increase (decrease) in net assets from operations	955,263
Capital share transactions
Issuance of shares	544,813
Redemption of shares	(748,799)

Net increase (decrease) in net assets from capital share transactions	(203,986)
Net increase (decrease) in net assets	751,277

Net assets, end of period	$28,968,689

NAV Per Unit, end of period	$1,562.30

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.